**FARVAHAR CAPITAL LLC**

**AMENDED STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2021**
**(Filed Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934)**

**PUBLIC DOCUMENT**

# FARVAHAR CAPITAL LLC
## CONTENTS

FINANCIAL STATEMENT

## FARVAHAR CAPITAL LLC
## Statement of Financial Condition
## December 31, 2021

ASSETS:

| | |
|---|---|
| Cash | $ 1,424,859 |
| TOTAL ASSETS | $ 1,424,859 |

LIABILITIES AND MEMBER'S EQUITY:

| | |
|---|---|
| LIABILITIES: | |
| Accounts payable and accrued expenses | $ 19,060 |
| TOTAL LIABILITIES | 19,060 |
| Member's Equity | 1,405,799 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ 1,424,859 |

See notes to financial statement.

**Note 1  -  <u>Nature of Business and Summary of Significant Accounting Policies</u>**

**Nature of Business:**

Omeed Malik Advisors LLC acquired a broker dealer that was originally organized on August 11, 2015 as a Delaware LLC.  The acquired broker dealer was renamed to Farvahar Capital LLC (the "Company") on January 10, 2019 with the sole member as Omeed Malik Advisors LLC (the "Parent"). It commenced operations as a broker/dealer on February 18, 2017, the date it was approved as a broker/dealer and registered with the Securities and Exchange Commission ("SEC"). The Company is a member of FINRA and the Securities Investor Protection Corporation ("SIPC").  The Company advises its customers in raising capital through its distribution channels and commercial operations. Effective January 1, 2021, the Company relocated all of its operations to Florida.

The Company does not hold customer funds or securities and accordingly, is not subject to the provisions of Rule.15c3-3. Under these conditions the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Effective October 29, 2021, FINRA granted the Company's continuing membership application granting it permission to participate in firm commitment underwritings as a co-manager and selling group participant. The Company's request resulted in an increase in the minimum net capital requirement from $5,000 to $100,000 under Securities Exchange Act Rule 15c3-1.

**Significant Accounting Policies:**

<u>Basis of Presentation</u>

The accompanying financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

<u>Use of Estimates</u>

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies(continued)</u>**

<u>Cash and Cash Equivalents</u>

The Company has defined cash equivalents as highly liquid investments with original maturities of 90 days or less at the time of purchase. The Company did not have any cash equivalents at December 31, 2021.

<u>Credit Risk</u>

The Company's cash is placed with a highly rated financial institution and the Company conducts ongoing evaluations of the credit worthiness of the financial institution with which it does business. At certain times cash balances in the bank account may exceed federally insured limits of $250,000 of the Federal Deposit Insurance Corporation. At December 31, 2021 the Company exceeded federally insured limits by $1,174,919.

<u>Credit Losses</u>

ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326") impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under ASC 326, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer). The Company identifies fees receivable from revenue the Company generates for advising clients on capital raising and on the private placement of capital.

The Company did not have any accounts receivable at December 31, 2020 and 2021.

**Note 2 - <u>Net Capital Requirements</u>**

The Company is registered with the SEC. The Company does not carry customer accounts and does not accept customer funds or securities.

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2021, the Company had net capital of $1,405,799, which was $1,305,799 in excess of its net capital requirement of $100,000. The percentage of aggregate indebtedness to net capital is 1.36%.

**Note 3 - <u>Income Taxes</u>**

The Company is a single-member limited liability company. The Company is considered to be a disregarded entity for tax reporting purposes and is not subject to federal and state income taxes and does not file income tax returns in any jurisdiction. All items of taxable income or expense are reported on the member's tax return.

The Company applies the provisions of ASC 740 "Income Taxes" as they relate to uncertain tax positions. The Company was not required to recognize any amounts from uncertain tax positions as of December 31, 2021.

The Company may be subject to taxes in the state of Florida as a result of its move to Florida, effective January 1, 2021. However, the Parent also reports any income to be reported in Florida on his personal tax return. As a result, the Company did not provide any taxes to states and municipalities.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. In the event that tax authorities assess interest and penalties on unrecognized tax benefits, the Company will reflect such amounts in tax expense and income taxes payable.

**Note 4 - <u>Related Party Transactions</u>**

The Company has entered into an expense sharing agreement (the "Agreement") with its Parent as of January 10, 2019 whereby certain expenses related to the business of the Company will be borne by the Parent as follows: rent, telephone, and travel. All other expenses related to the business will be borne by the Company. The Agreement shall be terminated upon the cessation of the Company's commercial operations. In accordance with the Agreement, the Company does not have an obligation, direct or indirect, to reimburse or otherwise compensate the Parent for any or all costs that the Parent has paid on behalf of the Company.

For the year ended December 31, 2021, the Company had a zero balance with the Parent.

**Note 5 - <u>Commitments and Contingencies</u>**

In the normal course of its operations, the Company enters into contracts and agreements that contain indemnifications and warranties. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred.

**Note 5  -  Commitments and Contingencies(continued)**

However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

**Note 6  -  COVID-19**

The World Health Organization characterized the outbreak of the novel coronavirus ("COVID-19") as a global pandemic on March 11, 2020. COVID-19 continues to adversely impact global and domestic commercial activity and has contributed to significant volatility in financial markets. The Company's business operations and revenue sources have not been significantly impacted by COVID-19.  However, if the financial markets and/or the overall economy are impacted for an extended period, the Company's future financial results may be materially adversely affected.

**Note 7  -  Subsequent Events**

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2021, through March 21, 2022, the date the financial statements were available to be issued.